Michael Wilemon

Chief Financial Officer

iSatori, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

June 4, 2013

VIA EDGAR AND FACSIMILE

Anne Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

iSatori, Inc.

Registration Statement on Form S-1

Filed April 30, 2013

File No. 333-188248

Dear Ms. Parker:

The Company is in receipt of the comment letter dated May 23, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Registration Statement on Form S-1.  The Company filed via EDGAR an amended Registration Statement on Form S-1 (the “Amended S-1”) on June 4, 2013 to reflect changes made in response to the Comment Letter.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

General

Selling Stockholders, page 11

1.

Please identify the person or persons who have voting or investment control over the securities that each selling security holder entity owns, such as with respect to Breakwater, Transition Partners and Microcap Headlines. See Compliance and Disclosure Interpretations of Regulation S-K, Question 140.02, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Company has revised the disclosure as requested.  Please see page 11 of the Amended S-1.

Financial Statements, page 47

2.

Please provide updated financial statements in accord with Rule 8-08 of Regulation S-X.

Response:  The Company has revised the disclosure as requested.  Please see pages 47 and F-26 through F-41 of the Amended S-1.

Part II

Signatures

3.

Please indicate who is singing in the capacity of your principal financial officer and your controller or principal accounting officer. See Instruction 1 to the Instructions to the Signatures section of Form S-1.

Response:  The Company has revised the disclosure as requested.  Please see the signature page.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon
Chief Financial Officer